Escalon Medical Corp.
435 Devon Park Drive
Building 100
Wayne, PA 19087-1698
Tel. 610-688-6830 Fax 610-688-3641

January 30, 2009
Via Edgar
U. S. Securities and Exchange Commission
Division of Corporate Finance
Attention: Brian Cascio, Accounting Branch Chief
100 F Street, N.E., Mail Stop 3030
Washington, DC 20549

Re:	Escalon Medical Corp. (“the Company”) Form 10-K for the Year Ended June 30, 2008 File Number 0-20127
Dear Mr. Cascio:
     This correspondence is in response to your letter dated January 15, 2009 in regard to the above referenced matter (copy enclosed). As discussed with the staff on January 23, 2009, the Company has a contractual obligation to file a Form S-3 Registration Statement by February 3, 2009 to register the resale of shares of common stock held by certain selling shareholders. The revised disclosures proposed in this letter in response to your comments will be included in the Form S-3 filing. In addition to the direct responses to your comments, we have also attached the form of disclosures we intend to include in Form S-3 with respect to our responses herein to facilitate your review.
     Set forth below are our responses to the comments in your letter. The numbering of the responses below corresponds to the numbering set forth in the comment letter.
Annual Report on Form 10-K as of June 30, 2008
Financial Statements
Consolidated Statements of Operations, page 40
1.	We reference the $9.6 million goodwill impairment recorded in operating expenses in the Consolidated Statements of Operations in fiscal year 2008 on page 40. We also note that this impairment is presented in other (expense) and income below (loss) income from operations in the Selected Financial Data on page 18. In future filings, please revise the Selected Financial Data to include this impairment in (loss) income from operations.

We will revise future financial filings to include the $9.6 million goodwill impairment as an operating expense in the Selected Financial Data section.

Brian Cascio — Securities and Exchange Commission
January 28, 2009 Page 2 of 6
Note 3. Intangible Assets, page 51
2.	We reference the $9.6 million impairment of goodwill recorded in fiscal year 2008 related to the Drew acquisition. Please tell us and revise future filings to disclose the facts and circumstances leading to the impairment. Your discussion should focus on the business reasons that the estimates of future operating results and cash flows changed from those estimates developed at the time of the completion of the acquisition. Refer to the requirements of paragraphs 46 and 47 of SFAS 142.
     In future filings, we intend to add the following disclosure to supplement the statements included in the Form 10-K regarding the goodwill impairment recorded in fiscal year 2008 related to the Drew acquisition:
     Drew encountered a series of events during the third and fourth quarters of the fiscal year ended June 30, 2008 that had a material affect on the valuation of our goodwill related to the purchase of Drew. These events include an indefinite development delay of Drew’s DS-360 instrument that Drew had previously anticipated would be completed by the fourth quarter of the fiscal year ended June 30, 2008, and a contract dispute with Point Care Technologies (“PCT”) that has indefinitely delayed the development of Drew’s 2280 HT HIV instrument (see footnote 8 “Commitments and Contingencies” in the notes to the financial statements in Form 10-K).
     The development of Drew’s proposed new diabetes instrument, the DS-360, is indefinitely delayed because of difficulties related to the final phase of its development. The DS-360 is to be Drew’s next generation diabetes instrument, which is a key line of business for Drew. The uncertainty of the DS-360’s completion combined with the continued aging of Drew’s existing diabetes instrument offerings has had a negative impact on Drew’s estimated future operating results and cash flow. Drew, in consultation with independent consultants, continues to evaluate the development status of the DS-360 project. Until the evaluation is completed, Drew cannot estimate the timing of the 510(k) application submission for the instrument to the FDA or whether the submission will be made.
     Also, Drew had anticipated that the joint development project it had undertaken with PCT of Drew’s 2280 HT HIV instrument would be completed during the fiscal year ended June 30, 2008. Drew recently settled a contract dispute with PCT relating to this project (see footnote 8 “Commitments and Contingencies” in Form 10-K for a details on the dispute). As part of the settlement dated November 3, 2008 Drew and PCT are no longer jointly developing the 2280 HT HIV instrument and Drew is unable to estimate when or if the 2280 HT HIV instrument will be completed. Drew undertook the development effort at considerable cost because it believed that the 2280 HT HIV instrument had significant potential in monitoring the status of HIV patients. The uncertainty whether the 2280 HT HIV will be completed has had a negative impact on Drew’s estimated future operating results and cash flow.
     Because of these developments and the continued diminished operating results of Drew’s aging legacy projects, the Company reduced its work force during the fourth quarter of the year ended June, 30, 2008 by 18 positions (approximately 23% of the Drew workforce) and restructured certain management responsibilities. These events negatively affected the evaluation by the Company of the future operating results and cash flows of Drew.
     We believe that this additional disclosure satisfies the guidance in paragraphs 46 and 47 of SFAS 142.

Brian Cascio — Securities and Exchange Commission
January 28, 2009 Page 3 of 6
     Additionally, in connection with this response to comments of the Staff, the Company acknowledges that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
     We have attempted to address the comments raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at 610-688-6830, ext. 104.

Best regards, ESCALON MEDICAL CORP
By:
Robert M. O’Connor.
Chief Financial Officer and Principal Accounting Officer

cc:	Rich DePiano, Jr.
Enclosures

Brian Cascio — Securities and Exchange Commission
January 28, 2009 Page 4 of 6
Proposed disclosures to be included in the Company’s Form S-3 Filing
     SELECTED FINANCIAL DATA
     The following selected financial data are derived from the consolidated financial statements of the Company. The data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included herein in Item 7 and the financial statements and related notes to consolidated financial statements thereto included herein in Item 8.

	For the Years Ended June 30,
Statement of Operations Data:	2008	2007	2006	2005	2004
	(Amounts in thousands, except per share amounts)
Net revenues:
Product revenue	$29,988	$27,893	$27,544	$23,864	$12,348
Other revenue	222	10,945	2,247	3,060	2,373

Revenues, net	30,210	38,838	29,791	26,924	14,721

Costs and expenses:
Cost of goods sold	17,310	15,771	16,004	13,158	5,476
Marketing, general and administrative	14,392	13,806	13,995	12,556	5,206
Research and development	4,058	3,461	2,828	1,893	776
Goodwill Impairment	9,575	0	0	0	0

Total costs and expenses	45,335	33,038	32,827	27,607	11,458

(Loss) income from operations	(15,125)	5,800	(3,036)	(683)	3,263

Other (expense) and income:
Gain on sale of available for sale securities	0	75	1,157	3,412	0
Equity in Ocular Telehealth Management, LLC	(88)	(88)	(174)	(64)	0
Interest income	300	208	162	69	59
Interest expense	(12)	(29)	(64)	(55)	(407)

Total other (expense) and income	200	166	1,081	3,362	(348)

Net (loss) income before taxes	(14,925)	5,966	(1,955)	2,679	2,915

Provision for income taxes	135	51	31	232	173

Net (loss) income	$(15,060)	$5,915	$(1,986)	$2,447	$2,742

Basic net (loss) income per share	$(2.36)	$0.93	$(0.32)	$0.42	$0.70

Diluted net (loss) income per share	$(2.36)	$0.92	$(0.32)	$0.39	$0.64

Weighted average shares — basic used in per share calculation	6,389	6,375	6,152	5,832	3,897

Weighted average shares — diluted used in per share calculation	6,389	6,434	6,152	6,231	4,304

Brian Cascio — Securities and Exchange Commission
January 28, 2009 Page 5 of 6

	At June 30,
Balance Sheet Data:	2008	2007	2006	2005	2004
	(Amounts in thousands)
Cash and cash equivalents	$3,708	$8,879	$3,380	$5,116	$12,602
Working capital	10,547	17,238	10,616	13,613	13,966
Total assets	31,896	45,017	38,645	40,049	29,457
Current portion of ling term debt	502	150
Long-term debt, net of current portion	251	0	163	392	2,396
Total liabilities	7,364	5,612	5,545	5,530	5,996
Accumulated deficit	(43,267)	(28,208)	(34,122)	(32,136)	(34,585)
Total shareholders’ equity	24,532	39,406	33,100	34,519	23,461
No cash dividends were paid in any of the periods presented.
     Goodwill Impairment
     In future filings, we intend to add the following disclosure to supplement the statements included in the Form 10-K regarding the goodwill impairment recorded in fiscal year 2008 related to the Drew acquisition:
     Drew encountered a series of events during the third and fourth quarters of the fiscal year ended June 30, 2008 that had a material affect on the valuation of our goodwill related to the purchase of Drew. These events include an indefinite development delay of Drew’s DS-360 instrument that Drew had previously anticipated would be completed by the fourth quarter of the fiscal year ended June 30, 2008, and a contract dispute with Point Care Technologies (“PCT”) that has indefinitely delayed the development of Drew’s 2280 HT HIV instrument (see footnote 8 “Commitments and Contingencies” in the notes to the financial statements in Form 10-K).
     The development of Drew’s proposed new diabetes instrument, the DS-360, is indefinitely delayed because of difficulties related to the final phase of its development. The DS-360 is to be Drew’s next generation diabetes instrument, which is a key line of business for Drew. The uncertainty of the DS-360’s completion combined with the continued aging of Drew’s existing diabetes instrument offerings has had a negative impact on Drew’s estimated future operating results and cash flow. Drew, in consultation with independent consultants, continues to evaluate the development status of the DS-360 project. Until the evaluation is completed, Drew cannot estimate the timing of the 510(k) application submission for the instrument to the FDA or whether the submission will be made.
     Also, Drew had anticipated that the joint development project it had undertaken with PCT of Drew’s 2280 HT HIV instrument would be completed during the fiscal year ended June 30, 2008. Drew recently settled a contract dispute with PCT relating to this project (see footnote 8 “Commitments and Contingencies” in Form 10-K for a details on the dispute). As part of the settlement dated November 3, 2008 Drew and PCT are no longer jointly developing the 2280 HT HIV instrument and Drew is unable to estimate when or if the 2280 HT HIV instrument will be completed. Drew undertook the development effort at considerable cost because it believed that the 2280 HT HIV instrument had significant potential in monitoring the status of HIV patients. The uncertainty whether the 2280 HT HIV will be completed has had a negative impact on Drew’s estimated future operating results and cash flow.

Brian Cascio — Securities and Exchange Commission
January 28, 2009 Page 6 of 6
     Because of these developments and the continued diminished operating results of Drew’s aging legacy projects, the Company reduced its work force during the fourth quarter of the year ended June, 30, 2008 by 18 positions and restructured certain management responsibilities. These events negatively affected the evaluation by the Company of the future operating results and cash flows of Drew.
     The Company tests goodwill for possible impairment on an annual basis and at any other time events occur or circumstances indicate that the carrying amount of goodwill may be impaired.
     The first step of the SFAS No. 142 impairment analysis consists of a comparison of the fair value of the reporting unit with its carrying amount, including the goodwill. The fair value was determined based on the income approach, which estimates the fair value based on the future discounted cash flows. Under the income approach, the Company assumed, with respect to Drew, a forecasted cash flow period of five years, long-term annual growth rates of 5% and a discount rate of 14%.
     Based on the annual income approach analysis that was separately performed for each operating segment it was determined that in the Drew segment the carrying amount of the goodwill was in excess of its respective fair value. As such, the Company was required to perform the second step analysis for Drew in order to determine the amount of the goodwill impairment. The second step analysis consisted of comparing the implied fair value of the goodwill with the carrying amount of the goodwill, with an impairment charge resulting from any excess of the carrying value of the goodwill over the implied fair value of the goodwill. Based on the second step analysis, the Company concluded that all $9,574,655 of the goodwill recorded at Drew was impaired. As a result, the Company recorded a non-cash goodwill impairment charge to operations totaling $9,574,655 for the year ended June 30, 2008.
     The determination as to whether a write-down of goodwill is necessary involves significant judgment based on short-term and long-term projections of the Company. The assumptions supporting the estimated future cash flows of the reporting unit, including profit margins, long-term forecasts, discount rates and terminal growth rates, reflect the Company’s best estimates.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
Mail Stop 3030
January 15, 2009
VIA U.S. MAIL and FACSIMILE: (610) 688-3641
Mr. Robert M. O’Connor
Chief Financial Officer and Principal Accounting Officer
Escalon Medical Corp.
435 Devon Park Drive, Building 100
Wayne, PA 19087
RE:	Escalon Medical Corp. Form 10-K for the year ended June 30, 2008 Filed September 29, 2008 File No. 000-20127
Dear Mr. O’Connor:
          We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Robert M. O’Connor
Escalon Medical Corp.
January 15,2009

Annual Report on Form 10-K as of June 30, 2008
Financial Statements
Consolidated Statements of Operations, page 40
1.	We reference the $9.6 million goodwill impairment recorded in operating expenses in the Consolidated Statements of Operations in fiscal year 2008 on page 40. We also note that this impairment is presented in other (expense) and income below (loss) income from operations in the Selected Financial Data on page 18. In future filings, please revise the Selected Financial Data to include this impairment in (loss) income from operations.
Note 3. Intangible Assets, page 51
2.	We reference the $9.6 million impairment of goodwill recorded in fiscal year 2008 related to the Drew acquisition. Please tell us and revise future filings to disclose the facts and circumstances leading to the impairment. Your discussion should focus on the business reasons that estimates of future operating results and cash flows changed from those estimates developed at the time of the completion of the acquisition. Refer to the requirements of paragraphs 46 and 47 of SFAS 142.
*****
          As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide marked copies of your amendment to expedite our review. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Robert M. O’Connor
Escalon Medical Corp.
January 15,2009

          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
          You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief